The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166
(212) 278-0900

August 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Re:	The OLB Group, Inc
Registration Statement on Form S-1
Filed June 26, 2019, as amended
File No. 333-232368

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The OLB Group, Inc., hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:05 p.m. EST on Thursday, August 6, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP